UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Gryph & IvyRose LLC

Legal status of Issuer:

   Form:

   LLC

   Jurisdiction of Incorporation/Organization:

   Florida

   Date of Organization:

   February 8, 2017

Physical Address of Issuer:

263 NE 61st Street, Miami, FL, 33137

Website of Issuer:

www.gryphandivyrose.com

Current Number of Employees:

2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$767,580.12	$2,533,144.00
Cash & Cash Equivalents	$513,466.01	$890,298.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$64.57	$207,632.00
Long-term Debt	$259,940.00	$104,368.00
Revenues/Sales	$613,168.00	$361,510.00
Cost of Goods Sold	$188,591.49	$99,249.00
Taxes Paid	$0.00	$0.00
Net Income	($1,714,819.48)	($1,049,615.00)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 21, 2023

FORM C-AR

GRYPH & IVYROSE LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Gryph & IvyRose LLC, a Florida limited liability company ("**Gryph & IvyRose**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.gryphandivyrose.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may be unable to accurately forecast revenue and appropriately plan our expenses in the future.

Revenue and results of operations are difficult to forecast because they generally depend on the volume, timing and type of orders we receive across our various channels, all of which are uncertain. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new products. We base our expense levels and investment plans on our estimates of revenue and gross margin. We cannot be sure the same growth rates and trends are meaningful predictors of future growth. We may generate lower revenue per consumer than anticipated or may spend more than we anticipate acquiring and retaining consumers or either of which could have an adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to compete successfully in our highly competitive market.

The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We face significant competition from both established, well-known legacy players and emerging direct-to-consumer brands. Numerous brands and products compete for limited shelf space in the retail channel, and for favorable positioning and promotion among ecommerce channels. We compete based on various product attributes including clean formulation, sustainability, effectiveness and design, as well as our ability to establish direct relationships with our consumers through digital channels.

Select competitors in the Skin and Personal Care market include Honest Company, Inc., Johnson & Johnson Consumer Inc. (maker of Johnson's Baby and Aveeno), The Clorox Company (parent company of Burt's Bees, Inc.), Unilever PLC (maker of Shea Moisture), LVMH Moët Hennessy Louis Vuitton (maker of Benefit Cosmetics LLC), Estée Lauder Inc., L'Oréal S.A. and Pacifica Beauty LLC. Select competitors in the Wellness market include The Clorox Company, Reckitt Benckiser Group plc (maker of Lysol) and Unilever PLC (maker of Seventh Generation products). Many of these competitors have substantially greater financial and other resources than us and some of whose products are well accepted in the marketplace today. Many also have longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, lower operating costs, greater financial, marketing, institutional and other resources and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we can to new or emerging technologies and changes in product trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter or expand their presence in any or all of the ecommerce or retail channels where we compete, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we do. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales, technical and other resources. Companies with greater resources may acquire our competitors or launch new products, including clean products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices, and may change the merchandising of our products so they have less favorable placement. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and ability to achieve or maintain profitability.

We expect competition to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:

- the size and composition of our consumer base;
- the number of products that we offer and feature across our sales channels;
- consumer demand for clean products developed with formulations and ingredients we use;
- our information technology infrastructure;
- the quality and responsiveness of our customer service;
- our selling and marketing efforts;
- the quality and price of the products that we offer;
- the convenience of the shopping experience that we provide on our website;
- our ability to distribute our products and manage our operations; and
- our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, results of operations and prospects could be adversely affected.

Further, competitors with substantially greater operations and resources than us may be less affected by the COVID-19 pandemic than we are. In connection with the pandemic, we have restricted employee travel, cancelled certain events with consumers or partners, imposed operational safeguards at our suppliers' fulfillment and operating facilities and experienced certain supply restrictions and delays. These restrictions have changed based on the pandemic development, in particular as there are new variants. Although we are monitoring the situation, we cannot predict for how long, or the ultimate extent to which, the pandemic may disrupt our operations, or our suppliers' operations, or if we will be required to implement other changes, such as closures of any of our suppliers' fulfillment or other operating facilities. Any significant disruption resulting from this or similar events on a large scale or over a prolonged period of time could cause significant delays and disruption to our business until we would be able to resume normal business operations or shift to other third-party vendors, negatively affecting our revenue and other financial results, which would adversely affect our business, financial condition, results of operations and prospects. A prolonged disruption of our business could also damage our reputation and brand strength.

If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected. Our sales and profit are dependent upon our ability to expand our existing consumer relationships and acquire new consumers.

Our success, and our ability to increase revenue and achieve profitability, depend in part on our ability to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged so that they continue to purchase our products. Our business is also a strategic consumer acquisition tool that fuels growth for personal care and other products. While we intend to continue to invest significantly in sales and marketing to educate consumers about our brand, our values and our products, there is no assurance that these efforts will generate further demand for our products or expand our consumer base. Our ability to attract new consumers and retain our existing consumers will depend on, among other items, the perceived value and quality of our products, consumer demand for clean, sustainable, thoughtfully designed and effective products at a premium, competitive offerings, our ability to offer new and relevant products and the effectiveness of our marketing efforts. We may also lose loyal consumers to our competitors if we are unable to meet consumer demand in a timely manner. If we are unable to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged, our business, financial condition, results of operations and prospects could be adversely affected.

Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. Our ecommerce competitors continue to aggressively market their private label or competitive products, which could reduce demand for our products. The expansion of our business also depends on our ability to increase sales through ecommerce channels. Any growth within our existing distribution channels may also affect our existing consumer relationships and present additional challenges, including those related to pricing strategies. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as temporary price reductions, off-invoice discounts, product coupons and other trade activities, and these expenditures are subject to risks, including risks related to consumer acceptance of our efforts. Our failure to obtain new consumers, or expand our business with existing consumers, could have an adverse effect on our business, financial condition, results of operations and prospects.

We also drive a significant amount of traffic to our website via social networking or other ecommerce channels used by our current and prospective consumers. As social networking and ecommerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. Additionally, if we fail to increase our revenue per active consumer, generate repeat purchases or maintain high levels of consumer engagement, our business, financial condition, results of operations and prospects could be adversely affected.

Failure to introduce new products may adversely affect our ability to continue to grow.

A key element of our growth strategy depends on our ability to develop and market new products that meet our standards for quality and appeal to our consumers. The success of our innovation and product development efforts is affected by our ability to anticipate changes in consumer preferences, our ability to comply with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new products. Our product offerings have changed since our launch, which makes it difficult to forecast our future results of operations. Demand for certain product offerings can be volatile. There can be no assurance that demand for our products will maintain or grow after introduction or that we will successfully develop and market new products that appeal to consumers.

Additionally, the development and introduction of new products requires substantial marketing expenditures, which we may be unable to recoup if new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business, financial condition, results of operations and prospects could be adversely affected.

We must expend resources to maintain consumer awareness of our brand, build brand loyalty and generate interest in our products. Our marketing strategies and channels will evolve and our efforts may or may not be successful.

In order to remain competitive and expand and keep market share for our products across our various channels, we may need to increase our marketing and advertising spending to maintain and increase consumer awareness, protect and grow our existing market share or promote new products, which could impact our operating results. Substantial advertising and promotional expenditures may be required to maintain or improve our brand's market position or to introduce new products to the market, and we are increasingly engaging with non-traditional media, including consumer outreach through social media and web-based channels, which may not prove successful. An increase in our marketing and advertising efforts, including in any big-box retailers, may not maintain our current reputation or lead to increased brand awareness. Further, social media platforms frequently change the algorithms that determine the ranking and display of results of a user's search and may make other changes to the way results are displayed, or may increase the costs of such advertising, which can negatively affect the placement of our links and, therefore, reduce the number of visits to our website and social media channels or make such marketing cost-prohibitive. In addition, social media platforms typically require compliance with their policies and procedures, which may be subject to change or new interpretation with limited ability to negotiate, which could negatively impact our marketing capabilities. If we are unable to maintain and promote a favorable perception of our brand and products on a cost-effective basis, our business, financial condition, results of operations and prospects could be adversely affected.

Failure to leverage our brand value propositions to compete against private label products, especially during an economic downturn, may adversely affect our ability to achieve or maintain profitability.

In many product categories, we compete not only with other widely advertised branded products, but also with private label products that generally are sold at lower prices. Consumers are more likely to purchase our products if they believe that our products provide greater value than less expensive alternatives. If the difference in perceived value between our brand and private label products narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our products at prices that are profitable for us. We believe that in periods of economic uncertainty, such as the current economic uncertainty surrounding COVID-19, rising inflation and increasing product prices, consumers may purchase more lower-priced private label or other economy brands. To the extent this occurs, we could experience a reduction in the sales volume of our products or an unfavorable shift in our product mix, which could have an adverse effect on our business, financial condition, results of operations and prospects.

If we fail to develop and maintain our brand, our business could suffer.

Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our product offerings, product safety, quality assurance, marketing and merchandising efforts, our continued focus on delivering clean, sustainable, well-designed, and effective products to our consumers and our ability to provide a consistent, high-quality consumer experience.

Any negative publicity, regardless of its accuracy, could have an adverse effect on our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our consumers, suppliers or manufacturers, including changes to our products or packaging, adverse publicity or a governmental investigation, litigation or regulatory enforcement action, could significantly reduce the value of our brand and adversely affect our business, financial condition, results of operations and prospects.

Our brand and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues with our products, which could have an adverse effect on our business, financial condition, results of operations and prospects.

We believe our consumers rely on us to provide them with clean, sustainable, well-designed, and effective products. Any loss of confidence on the part of consumers in our products or the ingredients used in our products, whether related to product contamination or product safety or quality failures, actual or perceived, environmental impacts, or inclusion of prohibited ingredients, or ingredients that are perceived to be "toxic", could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or efficacy or suitability for use by a particular consumer or on the environment, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our ability to achieve or maintain profitability and brand image.

We also have no control over our products once purchased by consumers. For example, consumers may store or use our products under conditions and for periods of time inconsistent with approved directions for use or the listed "Period After Opening," or required warnings or other governmental guidelines on our labels, which may adversely affect the quality and safety of our products.

If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers' expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. Issues regarding the safety, efficacy, quality, composition or environmental impact of any of our products, regardless of the cause, may have an adverse effect on our brand, reputation and operating results. Further, the growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brand or our products on social or digital media could seriously damage our brand and reputation. Any loss of confidence on the part of consumers in the quality, safety, efficacy or environmental suitability of our products would be difficult and costly to overcome, even if such concerns were based on inaccurate or misleading information. If we do not maintain the favorable perception of our brand, our business, financial condition, results of operations and prospects could be adversely affected.

Economic downturns or a change in consumer preferences, perception and spending habits in the clean products categories, in particular, could limit consumer demand for our products and negatively affect our business.

We have positioned our brand to capitalize on growing consumer interest in clean conscious products. The clean conscious consumer product industry is sensitive to national and regional economic conditions and the demand for the products that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, market volatility, interest rates, inflation rates, energy and fuel costs and tax rates, or our actions in response to these conditions, such as price increases, could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of clean conscious consumer products that consumers purchase where there are alternatives, given that many products in this category often have higher retail prices than do their conventional counterparts.

Further, Skin and Personal Care and Wellness markets in which we operate are subject to changes in consumer preference, perception and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the markets in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our products and shifts in the perceived value for our products relative to alternatives. In addition, media coverage regarding the safety or quality of, our products or the raw materials, ingredients or processes involved in their manufacturing may damage consumer confidence in our products. A general decline in the consumption of our products could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship or increased price sensitivity, which may be exacerbated by the effects of the COVID-19 pandemic, inflationary pressures and economic uncertainty. If consumer preferences shift away from clean products, our business, financial condition and results of operations could be adversely affected.

The success of our products depends on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, we may not be able to fully recover costs and expenses incurred in our operation, and our business, financial condition, results of operations and prospects could be adversely affected.

If we cannot maintain our company culture or focus on our purpose as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our mission have been key contributors to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of our company, we may find it difficult to maintain these important values. If we fail to maintain our company culture or focus on our mission our competitive position and business, financial condition, results of operations and prospects could be adversely affected.

Our results of operations could be harmed if we are unable to accurately forecast demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our third-party manufacturers before firm orders are placed by our consumers or our retail, wholesale, and third-party ecommerce partners. If we fail to accurately forecast consumer and customer demand, we may experience excess inventory levels or a shortage of products to deliver to our consumers and customers. Factors that could affect our ability to accurately forecast demand for our products include: an unanticipated increase or decrease in demand for our products; our failure to accurately forecast acceptance for our new products; product introductions by competitors; unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers; the impact on demand due to unseasonable weather conditions; weakening of economic conditions or consumer or customer confidence in future economic conditions, which could reduce demand for discretionary items, such as our products; and terrorism or acts of war, or the threat thereof, or political or labor instability or unrest, which could adversely affect consumer or customer confidence and spending or interrupt production and distribution of product and raw materials.

Inventory levels in excess of consumer or customer demand have resulted and may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and harm our business. The difficulty in forecasting demand also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our products could adversely affect our business, financial condition, results of operations and prospects.

Our business may be adversely affected if we are unable to provide our consumers with a technology platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the Internet through devices other than personal computers, including mobile phones, handheld computers such as notebooks and tablets and television set-top devices, has increased dramatically in recent years. The versions of our website and mobile applications developed for these devices may not be compelling to consumers. Our website and platform are also currently not compatible with voice-enabled products. Adapting our services and/or infrastructure to these devices as well as other new Internet, networking or telecommunications technologies could be time-consuming and could require us to incur substantial expenditures, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms and we may need to devote significant resources to the creation, support and maintenance of such applications. If we or our retail or ecommerce partners are unable to attract consumers to our or their websites or mobile applications through these devices or are slow to develop a version of such websites or mobile applications that are more compatible with alternative devices, we may fail to capture a significant share of consumers in the Skin and Personal Care and Wellness product markets and could also lose consumers, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Further, we continually upgrade existing technologies and business applications and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments and may cause disruption to our business. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our consumers to buy products from us on their mobile devices, or if our consumers choose not to buy products from us on their mobile devices or to use mobile products or platforms that do not offer access to our website, we could lose consumers and fail to attract new consumers. As a result, our consumer growth could be harmed and our business, financial condition, results of operations and prospects could be adversely affected.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Gryph & IvyRose LLC is a health and wellness brand, formed in Florida as a limited liability company on February 8, 2017.

The Company conducts business in Florida and sells products through the internet, throughout the United States and internationally.

Gryph & IvyRose LLC is a health and wellness brand for families with the goal of providing products to promote ongoing and preventative health. The founding team consists of an herbalist, pediatrician and acupuncturist whose expertise collectively create the product formulations. There are 3 categories of products: bath & body, herbal supplements and probiotics. The brand has a strong commitment to sustainability and is one of the only companies offering products in 100% recycled materials.

Business Plan

The company has established several premier retail partners over the past few years. Given the partnership with Accelerate 360, there is a large distribution opportunity within the mass retail space. Focus, strategy and funds have shifted to support this directive and as such, the brand is launching in select CVS stores in July and Walmart stores in August. G&IR continues to target grocery and large-scale retailers as partners and forecasts an additional 2100+ doors before the end of 2022.

The Company's Products and/or Services

Product / Service	Description	Current Market
Bath & Body Products	High Performance, natural ingredients with unique herbal benefits.	Target age 2-10, sold direct, to premium retailers and now mass.
Herbal Supplements	Carefully formulated elixirs that naturally tackle challenges like immune support, sleep, digestion and mood.	Ages 2+. Sold direct and to premium retailers.
Probiotics	USDA organic chocolates with daily recommended doses of probiotics for both children and adults.	Ages 4+. Sold direct, to premium retailers and mass.

Competition

G&IR faces competition in each individual product category but not as a collective brand offering. Companies like Honest, Hello Bello and Ever Eden have found success in the mass channels. Brands like Mary Ruth's Organics and Olly's have introduced approachable and convenient supplement solutions to both the children and adult categories. G&IR leans on the medical expertise of the founding team to offer a dynamic and comprehensive approach to health – from the inside out.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Company sells its products into 3 main channels, retail (direct to consumer) through its own website and third-party websites, through the wholesale channels which include both national chains and independent stores, and directly through amazon.

Supply Chain

The company outsources its manufacturing to 3rd party certified manufacturers (fillers) who assemble and produce the final finished good product. Raw materials which include packaging, labels and fragrance is sourced and purchased directly by the Company and sent to the fillers for final assembly and completion into the finished goods.

Intellectual Property

The Company has the following registered intellectual property rights:

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
38894891	GRYPH & IVYROSE	Trademark for Class 3	June 17, 2019	February 21, 2020	China
5833924	GRYPH & IVYROSE	Trademark for Classes 3 and 5	January 25, 2019	August 13, 2019	U.S.

38894890	GRYPH & IVYROSE	Trademark for Class 5	June 17, 2019	February 21, 2020	China
39089535	GRYPH IVYROSE	Trademark for Class 3	June 25, 2019	February 14, 2020	China
39089536	GRYPH IVYROSE	Trademark for Class 5	June 25, 2019	February 21, 2020	China
39089537	GRYPH AND IVYROSE	Trademark for Class 3	June 25, 2019	February 14, 2020	China
39089538	GRYPH AND IVYROSE	Trademark for Class 5	June 25, 2019	February 21, 2020	China
58092338	GREEN GIRAFFE	Trademark for Class 3	July 30, 2021	February 7, 2022	China
90501890	GREEN GIRAFFE	Trademark for Classes 3 and 5	February 1, 2021	Has not been granted officially until in use	U.S.
58092303	GREEN GIRAFFE	Trademark for Class 5	July 30, 2021	February 7, 2022	China

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company previously sued one of its manufacturers. However, the lawsuit was settled and the Company received $38,000 pursuant to the settlement.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Rachel Finger	Co-President, Manager	Gryph & IvyRose LLC: Founding partner responsible for the day-to-day business functions, brand strategy, marketing and sales. (2017 – Present)	Bachelors in Business Administration from Western Michigan University (2003)
Yaron Okun	Chief Financial Officer	CFO at Gryph & IvyRose LLC: Partner responsible for the day-to-day financial operations of the business, forecasting, financial strategy, inventory and legal. (January 2019 - Present)	Undergrad (1995), Post Graduate Degree (1997) and certified Chartered

			Accountant (2001) (South Africa)
Orion Nevel	Co-President	Co-President at Gryph & IvyRose LLC: Founding partner responsible for product development and manufacturing, packaging and ingredient sourcing, digital strategy and logistics. (2017 - Present) Owner at Orion Herbs Company (1998 – Present); Responsible for management, product development, website management, and operations. Vice President at Mindful Billing & Management (2015 – 2022); Responsible for business management, finances, and business development. Lead Consultant at Soul Tavern (2014 – 2017); Responsible for business planning, conceptualizing, and product development. Director of Operations at NSEV Healing & Acupuncture (2010 -2015); Responsible for operations and management.	Bachelors in Business Administration from University of Miami (2015)
Karolina Kurkova	Co-Founder	Gryph & IvyRose LLC: Founding partner responsible for brand awareness, brand strategy and design. (2017 - Present)	N/A
Veronica Cohen	Marketing Manager	Marketing Manager at Gryph & IvyRose LLC: Partner responsible for the marketing strategy, design, social media, digital communication and community engagement. (December 2020 - Present) Manager and Owner of Glamopolitan Beauty Lounge (2014 – 2019); Negotiated the acquisition, rebranded, and remodeled a high-end beauty salon in a competitive business plaza; oversaw the P&L performance of the salon reaching profitability within 7 months; and coordinated the day-to-day operations of the salon staff, managing over 20 employees, payroll, insurance, contracts, customer interactions, marketing, and social media. Co-Founder of Delicati (2012 – 2014); created an exclusive brand of gourmet products in Venezuela which included flavored salts, sugars, teas, and delicatessen chocolates; built the personal retail store; built a partnership with 2 strategic distributors who carried	Marketing and Design Degree from Istituto Europeo di Design, Madrid (2006)

| | | the products across 12 delicatessens stores; developed a co-branded chocolate product line with a known Venezuelan chocolatier, resulting in 10 new chocolate flavors introduced to his existing and potential customers; and oversaw the P&L performance across all product lines, distribution channels, and the retail store, which resulted in $400,000 sales over a 2-year period.

Brand Manager at Perrier (2009 – 2012); built and led the marketing and sales strategy responsible for increasing sales of Perrier in Venezuela; developed the partnership with C.A. Ron Santa Teresa to leverage their local network and the better distribution of Nestle Waters Products; and created and executed a sales strategy to incorporate premium water into the distributor's portfolio (which consisted of only liquor) as a vehicle for accelerating their sales quota.

Junior Marketing & PR Manager at OnlyGold by Fielturf Tarkett (2006 – 2008); Developed marketing strategies to introduce artificial turf for golf putting greens across Spain; leveraged multiple channels to demonstrate how artificial turf was more efficient than traditional turf, leading to cost savings; developed online branding and standardized communications through the launch of new products and partnerships; and worked with marketing director over the marketing plan on the construction of the first all-artificial pitch and put it in Europe at the Canal Isabel Segunda in Madrid, Spain. | |

Biographical Information

Rachel Finger is the acting co-president of Gryph & IvyRose. She studied Sales and Business Marketing and earned her Bachelors in Business degree from Western Michigan University in 2003. She then moved to New York City after graduation and worked as a sales consultant for haircare giant Bumble and Bumble. In 2006 she began working as a top performing Sales Executive at Douglas Elliman in NYC. After a move to Florida in 2012, she gave birth to identical twin girls. And in 2017 Rachel founded G&IR with Orion and Karolina.

Yaron Okun is the acting CFO of Gryph & IvyRose. A qualified Chartered Accountant with a post graduate degree in accounting and finance. Yaron brings over 25 years of experience in finance, accounting and operations. Having worked as a Manager in one of the largest Public Accounting firms for 7 years, than working for the next 11 years as CFO for a number of different beauty brands in the consumer products space, and more recently managing and overseeing a family office in the position of CFO in addition to his current position at Gryph and IvyRose.

Orion Nevel is a detail-oriented project manager specializing in product development, supply chain, website management, business management, operations, and entrepreneurship. Orion graduated from the University of Miami with honors. He obtained a Bachelor's degree with an area of concentration in entrepreneurship. He currently is the Co-President of Gryph & IvyRose and owner of Orion Herbs.

Veronica Cohen is our Marketing Manager. She is a dynamic and motivated professional with a proven record of building relationships, managing projects from concept to completion, and driving growth with persistence and efficiency. Skilled in marketing and branding strategies, with the ability to manage cross-functional teams and develop opportunities that further establish organizational goals.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized membership units consist of 100,000,000 Units ("**Units**").

Outstanding Membership Units

As of the date of this Form C-AR, the Company's outstanding Units consists of:

Type	Units
Amount Outstanding	15,304,592
Voting Rights	1 vote per Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	83.12%

Type	Profits Interests
Amount Outstanding	1,080,521
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Profits Interest Threshold Amount" for a Unit intended to be a Profits Interest shall mean, unless otherwise determined by the Manager, an amount equal to the amount that would be distributed in respect of a Unit that has no Profits Interest Threshold Amount, if, immediately after such Unit is issued, the LLC were to liquidate completely and in connection with such liquidation (i) sell all of its assets at their fair market values, (ii) settle all of its liabilities to the extent of the available assets of the LLC (but limited, in the case of

	nonrecourse liabilities as to which the creditors' rights to repayment are limited solely to one or more assets of the LLC, to the value of such assets), and (iii) each holder of Units were to pay to the LLC at that time the amount of any obligation then unconditionally due to the LLC, and then the LLC were to distribute any remaining cash and other proceeds to the holders of Units in accordance with the distribution provisions of Section 10.1(b); provided, however, the Profits Interest Threshold Amount shall not be less than zero dollars ($0). The Manager shall have the discretion to set any Unit's Profits Interest Threshold Amount to equal an amount that is greater than the amount determined in the prior sentence. The Profits Interest Threshold Amount of a Unit shall be reduced (but not below zero dollars ($0)) dollar-for-dollar by the amount by which distributions with respect to such Unit were previously reduced by reason of the existence of the Profits Interest Threshold Amount. The Manager shall have the discretion to reduce the Profits Interest Threshold Amount with respect to any Unit if, subsequent to the grant of such Unit, the fair market value (as determined by the Manager in its sole discretion) of the LLC declines.
	"Profits Interest" shall mean a Unit that is issued with a Profits Interest Threshold Amount that is at least equal to the fair market value of a Unit on the date of issuance (subject to adjustment as provided herein). A Unit with a Profits Interest Threshold Amount that is at least equal to the fair market value of a Unit is intended to meet the definition of a "profits interest" in I.R.S. Revenue Procedures 93-27 and 2001-43. A Unit that is issued with a Profits Interest Threshold Amount that is at least equal to the fair market value of a Unit shall be treated as a Unit for all purposes of this Agreement except (i) as provided in the Plan; and (ii) with respect to adjustments of amounts distributable with respect to such Profits Interest as provided in Articles X and XIII of the Company's Operating Agreement, and (iii) with respect to voting for Units issued pursuant to the Plan that are designated as Non-Voting Units.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.88%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Phantom Interest Plan
Amount Outstanding	2,000,000 / 15,000
Voting Rights	None

Anti-Dilution Rights	None
Material Terms	<u>Changes to Terms of Awards</u>: Unless otherwise provided in any Award agreement, the Manager may change the terms of Awards outstanding under this Plan, with respect to the number of Phantom Units subject to Awards, or both, when, in the Manager's sole discretion, such adjustments become appropriate by reason of a significant corporate transaction so as to preserve but not increase benefits under the Plan. <u>No Limitation on Other Rights</u>: Without limiting the generality of the foregoing, the existence of outstanding Awards granted under the Plan shall not affect in any manner the right or power of the Company to make, authorize or consummate: (i) any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business; (ii) any merger or consolidation of the Company; (iii) the dissolution or liquidation of the Company; (iv) any sale, transfer or assignment of all or any part of the assets or business of the Company; or (v) (any other corporate act or proceeding, whether of a similar character or otherwise.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.88%

Type	Crowd SAFE
Face Value	$30,018
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap: $25,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may allocate additional SAFEs, or may issue additional securities or create separate classes of capital stock that may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.12%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Orion Atchison-Nevel
Amount Outstanding	$2,729
Interest Rate and Amortization Schedule	5% per annum
Description of Collateral	None
Other Material Terms	None
Maturity Date	March 13, 2027
Date Entered Into	March 13, 2017

Type	Promissory Note
Creditor	Rachel Finger
Amount Outstanding	$2,715
Interest Rate and Amortization Schedule	5% per annum
Description of Collateral	None
Other Material Terms	The Company may not make any distributions under Section 10.1 of the Operating Agreement while any amount of principal or interest is outstanding under this Note.
Maturity Date	none
Date Entered Into	March 13, 2017

Type	Economic Injury Disaster Loan
Creditor	U.S. Small Business Administration

Amount Outstanding	$107,000
Interest Rate and Amortization Schedule	3.75% per annum, monthly payment of $522
Description of Collateral	For loan amounts of greater than $25,000, Borrower hereby grants to SBA, the secured party hereunder, a continuing security interest in and to any and all "Collateral" as described herein to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called "Obligations"). The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Maturity Date	May 13, 2050
Date Entered Into	May 13, 2020

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Rachel Finger	9,144,255 Units	55.81%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2021)

Total Income	Taxable Income	Total Tax
$262,260	($1,199,603)	$0

Liquidity and Capital Resources

The Company has an ongoing offering, set to close on April 28, 2023, pursuant to Regulation CF and raised $30,018.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Units	$2,580,090	10,000,000	General Working Capital	02/23/2017 – 07/02/2019	Section 4(a)(2)
Phantom Interest Units	N/A	60,000 Phantom Units	N/A	03/21/2019	Rule 701
Profits Interest Units	N/A	86,402 Profits Interest Units	N/A	01/01/2021	Rule 701
Profits Interest Units	N/A	172,803 Profits Interest Units	N/A	01/01/2021	Rule 701
Profits Interest Units	N/A	172,803 Profits Interest Units	N/A	01/01/2021	Rule 701
Profits Interest Units	N/A	86,402 Profits Interest Units	N/A	01/01/2021	Rule 701
Profits Interest Units	N/A	325,312 Profits Interest Units	N/A	01/01/2021	Rule 701
Units	$750,000	4,067,247	General Working Capital	05/12/2021 – 06/24/2021	Section 4(a)(2)
Units	$500,000	327,204	General Working Capital	07/11/2021	Section 4(a)(2)
Units	$1,750,000	1,146,940	Service provider credit for services	07/28/2021	Section 4(a)(2)
Crowd SAFE*	$30,018	$30,018 face value of Crowd SAFEs	General Corporate	Set to close April 28, 2023	Reg CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- At inception the company took a loan from the two of the founders. These loans have no interest or specified maturity date. As of December 31, 2020, and 2019 these debts totaled $5,444.
- On June 1, 2018, the Company entered into a lease as a tenant with Magic City Incubator, LLC (Rachel Finger's spouse owns this space) as landlord, whereupon the company leased from the landlord the premises under such lease for an initial term of 4 years from rent commencement date. Monthly and annual rents were agreed as adjustable rates based on the lease year rates. Monthly rent for lease year 1 ascends to $7,500, with an annual rent for such year of $90,000. Monthly rent for lease year 2 ascends to $8,500, with an annual rent for such year of $102,000.00. Monthly rent for lease year 3 ascends to $9,500, with an annual rent for such year of $114,000. Monthly rent for lease year 4 ascends to $10,500, with an annual rent for such year of $126,000. The landlord allowed a certain portion of the monthly rental to be paid and the balance deferred long term. As of December 31, 2020, and 2019, this outstanding liability was $20,500 and $21,500 respectively. Total rent expense as of December 31, 2019 is $111,480 and total rent expense as of December 31, 2020 is $111,900. On March 14, 2022, the lease was amended and the annual rent is the following through May 31, 2026: year 1 ($138,000), year 2 ($150,000), year 3 ($162,000), and year 4 ($174,000).
- On January 1, 2021, Yaron Okun and the Company entered into a Profits Interest Award Agreement, where the Company issued 325,312 Profits Interest Units for a total purchase price of $0. On May 19, 2021, he purchased 32,407 Units in exchange for a payment to the Company of $32,689.87.
- On May 18, 2021, Rachel Marie Finger purchased 3,213,860 Units in exchange for a payment of $592,635.72, and in 2017 and 2018, Rachel Marie Finger purchased 5,930,395 Units in exchange for aggregate payments of $500,056.
- On August 29, 2021, Karolina Kurkova purchased 458,273 Units in exchange for a payment of $50,000.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Rachel Finger
_____
(Signature)

Rachel Finger
_____
(Name)

Co-President
_____
(Title)

/s/ Orion Nevel
_____
(Signature)

Orion Nevel
_____
(Name)

Co-President
_____
(Title)

I, Rachel Finger, the Co-President of Gryph & IvyRose LLC, certify that the financial statements of Gryph & IvyRose LLC included in this Form are true and complete in all material respects.

/s/ Rachel Finger
_____
(Signature)

Rachel Finger
_____
(Name)

Co-President
_____

April 21, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Rachel Finger
_____
(Signature)

Rachel Finger
_____
(Name)

Manager

(Title)

April 21, 2023

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Gryph & IvyRose LLC

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
AMAZON RESERVE BALANCE	0.00
CHECKING ACCOUNT	270,786.81
INVESTMENT ACCOUNT	232,628.16
PAYPAL	4,518.01
SAVINGS	5,388.12
Shopify Holding	144.91
Total Bank Accounts	**$513,466.01**
Accounts Receivable	
ACCOUNTS RECEIVABLE	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Amazon Carried Balances	2,051.20
Amazon Pending Balances	344.30
AR & Stripe	23,262.29
INVENTORY	
FINISHED GOODS	171,112.42
RAW MATERIALS & COMPONENTS	57,343.90
Total INVENTORY	**228,456.32**
PREPAID EXPENSES	0.00
ADVANCES PAID	0.00
PREPAID ADVERTISING	0.00
PREPAID EVENTS	0.00
Total PREPAID EXPENSES	**0.00**
Total Other Current Assets	**$254,114.11**
Total Current Assets	**$767,580.12**
TOTAL ASSETS	**$767,580.12**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
ACCOUNTS PAYABLE	0.00

Gryph & IvyRose LLC

Balance Sheet
As of December 31, 2022

	TOTAL
Total Accounts Payable	**$0.00**
Credit Cards	
REVOLVING CREDIT PAYABLE	
ALEXIS #6602	-560.96
BANK OF AMERICA #4519	-1,621.93
BOA - Buff new	722.90
BOA - Rachel new	17,149.59
CHELSEA #4911	-423.00
MOREL #0083	-2,508.92
ORION #9448	-714.45
RACHEL #5715	-11,534.63
Veronica	999.97
YARON #2218	23.00
Total REVOLVING CREDIT PAYABLE	**1,531.57**
Total Credit Cards	**$1,531.57**
Other Current Liabilities	
ACCRUED EXPENSES	0.00
PAYROLL LIABILITIES	
FICA PAYABLE	0.00
Total PAYROLL LIABILITIES	**0.00**
SALES TAX PAYABLE	
Amazon Sales Tax Collected	2,303.57
California Department of Tax and Fee Administration Payable	2,922.55
Florida Department of Revenue Payable	4,007.91
Out Of Scope Agency Payable	0.00
SALES TAX CA	-2,626.00
SALES TAX FL	-8,075.03
Total SALES TAX PAYABLE	**-1,467.00**
Total Other Current Liabilities	**$ -1,467.00**
Total Current Liabilities	**$64.57**
Long-Term Liabilities	
NOTES PAYABLE	0.00
PROMISORY NOTE-FINGER	2,715.00
PROMISORY NOTE-ORION	2,729.00
RENT PAYABLE	155,570.00
SBA - EIDL Loan	98,926.00
Tax Dist Orion Nevel Atchinson	0.00
Total Long-Term Liabilities	**$259,940.00**
Total Liabilities	**$260,004.57**

Gryph & IvyRose LLC

Balance Sheet
As of December 31, 2022

	TOTAL
Equity	
EQUITY	
Estimated Taxes	-1,440.80
Total EQUITY	**-1,440.80**
INVESTORS	**5,606,255.03**
OPENING RETAINED EARNINGS	-3,382,419.20
Retained Earnings	0.00
Net Income	-1,714,819.48
Total Equity	**$507,575.55**
TOTAL LIABILITIES AND EQUITY	**$767,580.12**

Gryph & IvyRose LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales of Product Income	
Dropship Sales	9,145.31
RETAIL SALES - AMAZON	106,795.98
RETAIL SALES - SHOPIFY	128,738.27
SALES DISCOUNTS & RETURNS	-41,302.56
WHOLESALE SALES - SHOPIFY	409,791.00
Total Sales of Product Income	**613,168.00**
Total Income	**$613,168.00**
Cost of Goods Sold	
COST OF GOODS SOLD	
COST OF SALES - AMAZON	17,116.96
COST OF SALES - SHOPIFY	171,474.53
Total COST OF GOODS SOLD	**188,591.49**
Total Cost of Goods Sold	**$188,591.49**
GROSS PROFIT	**$424,576.51**
Expenses	
ADMIN EXPENSE	
Amazon Consultant	11,200.00
BANK CHARGE	720.12
EDI Service Costs	3,914.34
EXECUTIVE TRAVEL	7,603.47
HIRING & RECRUITING FEES	319.96
Incorrect or obsolete inventory	97,908.00
Insurance	
GENERAL LIABILITY & PROPERTY	19,015.34
HEALTH INSURANCE	7,150.00
WORKERS COMP INSURANCE	663.00
Total Insurance	**26,828.34**
INTERNET/SERVICE	3,070.93
JANITORIAL EXPENSE	80.00
MERCHANT FEES SHOPIFY	1,889.72
Office Supplies & Software	13,947.47
PAYROLL -ADMIN	
PAYROLL	89,755.09
Total PAYROLL -ADMIN	**89,755.09**

Gryph & IvyRose LLC

Profit and Loss
January - December 2022

	TOTAL
PAYROLL EXPENSES	
FICA EXPENSE - EMPLOYER PORTION	12,192.43
FL UNEMPLOYMENT	28.82
FUTA EXPENSE - EMPLOYER PORTION	173.04
Total PAYROLL EXPENSES	**12,394.29**
PAYROLL SERVICE COSTS	2,235.98
PROFESSIONAL FEES	
Legal & Professional Services	8,649.75
LEGAL FEES	2,104.20
OTHER PROF FEES	10,605.24
TRADEMARK	1,929.07
Total PROFESSIONAL FEES	**23,288.26**
RENT PAID	26,625.00
Repairs & Maintenance	2,167.05
Shopify & Stripe Exp	6,349.05
Utilities	10,004.30
Total ADMIN EXPENSE	**340,301.37**
MARKETING EXPENSE	
ADVERTISING	1,462,559.52
Advertising & Marketing	3,342.51
Amazon Advertising	25,474.73
Amazon Promotions	2,108.33
Amazon Reimbursements	-1,940.71
Amazon Seller Fees and Charges	19,824.23
BONUS - MARKETING	5,000.00
DESIGN	17,410.32
E-COMMERCE INITIATIVES	3,373.54
EVENTS & TRADESHOWS & TRAVEL	3,412.45
LITERATURE	851.12
MATERIALS	960.85
MERCHANDISING	1,332.43
PACKAGING AND DESIGN	10,000.00
PARTNERSHIPS & COLLABORATIONS	1,737.23
PAYROLL - MARKETING	75,000.39
PHOTOGRAPHY & VIDEO	799.70
PRODUCT DEVELOPMENT	12,643.09
PRODUCT FOR GIVEAWAY	7,500.00
Total MARKETING EXPENSE	**1,651,389.73**

Gryph & IvyRose LLC

Profit and Loss
January - December 2022

	TOTAL
Sales Expenses	
BONUS - SALES	1,037.66
PAYROLL - SALES	38,180.08
SALES BUSINESS MEALS	708.62
SALES REP EXPENSES	
FLIGHTS AND RAIL EXP	0.00
HOTELS, FLIGHTS & TRANSPORT	5,904.08
Total SALES REP EXPENSES	**5,904.08**
SELLING EXPENSES	7,778.69
Total Sales Expenses	**53,609.13**
WAREHOUSING & FREIGHT EXPENSE	
Amazon FBA Fees	12,772.03
Amazon Shipping	-2,590.11
FREIGHT OUT	60,997.83
Shipping Income	-6,057.44
WAREHOUSE EXPENSES	32,110.85
WAREHOUSE MATERIALS	127.10
Total WAREHOUSING & FREIGHT EXPENSE	**97,360.26**
Total Expenses	**$2,142,660.49**
NET OPERATING INCOME	**$ -1,718,083.98**
Other Income	
INTEREST INCOME	3,264.50
Total Other Income	**$3,264.50**
Other Expenses	
Unrealized Gain or Loss	0.00
REALIZED GAIN/LOSS	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$3,264.50**
NET INCOME	**$ -1,714,819.48**